UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc

550 Bowie Street

Austin, Texas 78703-4677

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Financial Statements

and Supplemental Schedule

December 31, 2004 and 2003 and year

ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Whole Foods Market

Benefit Plan Committee

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2005

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$116,683,206	$92,171,833

Receivables:
Employer contributions	2,248,924	2,768
Other receivable	2,062	29,986

Total assets	118,934,192	92,204,587

Liabilities
Net deferral contributions payable	1,699	—
Operating payables	8,289	—

Total liabilities	9,988	—

Net assets available for benefits	$118,924,204	$92,204,587

See accompanying notes.

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Participant contributions	$14,293,737
Participant rollovers	792,223
Employer contributions	2,248,924
Interest and dividends	1,017,514
Net appreciation in fair value of investments	15,190,719

Total additions	33,543,117

Deductions:
Distributions to participants	6,658,547
Administrative expenses	164,953

Total deductions	6,823,500

Net increase	26,719,617

Net assets available for benefits at beginning of year	92,204,587

Net assets available for benefits at end of year	$118,924,204

See accompanying notes.

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Note to Financial Statements

December 31, 2004

1. Description of Plan

The Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) is a defined contribution plan established January 1, 2003, by Whole Foods Market, Inc. (the “Company”) for the benefit of its employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Change In Trustee

Effective January 1, 2004, the trustee of the Plan changed from UMB Bank, N.A. to State Street Bank and Trust Company. Effective October 1, 2004, the trustee of the Plan changed from State Street Bank and Trust Company to Fidelity Management Trust Company and the formal plan name was changed to remove the Inc. phrase.

Eligibility

Employees are eligible to participate in the Plan upon completion of one year of service, as defined, and attainment of age 21. Under the enrollment provisions of the Plan, eligible employees are allowed to enter the Plan on the first day of each quarter of any fiscal year.

Contributions

Each year, participants may contribute up to 50 % of their compensation to the Plan up to the maximum allowed under the Internal Revenue Code (the “Code”). The plan allows a company matching contribution as determined by the board of directors. In 2004, the Company made a matching contribution to each eligible participant equal to 44.6% of the first $1,000 of employee contributions. The Company’s matching contribution may be made in the form of Whole Foods Market, Inc. common stock or in cash. In accordance with federal tax law, contributions are subject to limitations imposed by the Internal Revenue Service (the “IRS”).

Participants direct the investment allocations of their contributions and of the Company’s matching contribution, whether it is cash or stock. If the matching contribution is made in cash, it is invested in the Whole Foods Market, Inc. common stock fund. Whether the matching contribution is cash or stock, the participant may direct the investment allocation immediately after it has been invested in the Whole Foods Market, Inc. common stock fund.

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Note to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, plan earnings, and administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except for any loan used to acquire a principal residence for the participant. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

Upon termination of service either through retirement, death, full and permanent disability, or termination of employment, participants, or their beneficiaries, are eligible for distributions of their vested benefits. The participant will receive such vested benefits in the form of a lump sum cash distribution.

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Note to Financial Statements (continued)

2. Summary of Accounting Policies

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan terminate, the assets will be distributed based on the balances in each participant’s account.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded when paid.

Valuation of Investments

Investments in mutual funds, the common collective trust funds and Whole Foods Market, Inc. common stock are reported at fair value, based on quoted prices in active markets. Participant loans are stated at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Note to Financial Statements (continued)

3. Investments

The following presents individual investments that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2004 or 2003:

	December 31
	2004	2003
Vanguard 500 Index Fund – Admiral	$—	$9,830,013
Vanguard Morgan Growth Fund – Admiral	—	7,256,600
Whole Foods Market, Inc. common stock fund	34,955,793	24,743,720
Strong U.S. Emerging Growth Fund	—	8,651,297
Strong Advisor Bond Fund	—	5,769,827
Strong Stable Value Fund	—	10,076,465
PIMCO Total Return Fund	6,310,320	—
Vanguard Institutional Index Fund	11,764,001	—
Fidelity Capital Appreciation Fund	11,563,430	—
Fidelity SmallCap Stock Fund	8,998,298	—
Fidelity Managed Income Portfolio fund	10,945,538	—

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$7,437,666
Common stock	7,753,053

$15,190,719

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 14, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax exempt.

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Note to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$118,924,204	$92,204,587
Amounts receivable for loans in default	—	(29,986)

Net assets available for benefits per the Form 5500	$118,924,204	$92,174,601

The following is a reconciliation of the increase in net assets available for benefit per the financial statements for the year ended December 31, 2004 to Form 5500:

Increase in net assets available for benefits per the financial statements	$26,719,617
Plus: Amounts receivable for loans in default at December 31, 2003	29,986

Increase in net assets available for benefits per Form 5500	$26,749,603

Amounts receivable for loans in default are recorded on the Form 5500 for loans that were incorrectly written off prior to December 31, 2003, but not corrected by the Plan as of that date.

Supplemental Schedule

Whole Foods Market

Growing Your Future 401(k) Plan

(formerly the Whole Foods Market, Inc. Growing Your Future 401(k) Plan)

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 74-1989366    PN: 002

December 31, 2004

Identity of Issuer	Description of Investment	Current Value
*Fidelity Brokerage Link Fund	Self directed account	$316,475
PIMCO Total Return Fund-Administrative	Mutual fund	6,310,320
Vanguard Institutional Index Fund	Mutual fund	11,764,001
Domini Social Equity Fund	Mutual fund	4,458,349
American New Perspective Fund-R4	Mutual fund	1,009,620
American Advantage Small Cap Fund	Mutual fund	959,283
American Century Large Company Value Fund	Mutual fund	3,787,560
*Fidelity Contrafund	Mutual fund	3,542,313
*Fidelity Capital & Income Fund	Mutual fund	2,316,400
*Fidelity Capital Appreciation Fund	Mutual fund	11,563,430
*Fidelity Diversified International Fund	Mutual fund	3,843,776
*Fidelity Small Cap Stock Fund	Mutual fund	8,998,298
*Fidelity Freedom Income Fund	Mutual fund	2,414
*Fidelity Freedom 2005 Fund	Mutual fund	20,687
*Fidelity Freedom 2010 Fund	Mutual fund	2,524,587
*Fidelity Freedom 2020 Fund	Mutual fund	2,256,375
*Fidelity Freedom 2030 Fund	Mutual fund	2,233,988
*Fidelity Freedom 2040 Fund	Mutual fund	37,244
*Fidelity Freedom 2015 Fund	Mutual fund	94,677
*Fidelity Freedom 2025 Fund	Mutual fund	107,649
*Fidelity Freedom 2035 Fund	Mutual fund	15,602
*Fidelity Retirement Government Money Market Fund	Cash fund	78,329
*Fidelity Managed Income Portfolio Fund	Stable value fund	10,945,538
*Whole Foods Market, Inc. common stock fund	Common stock fund	34,955,793
*Participant loans	Varying maturity dates and interest rates ranging from 5.0% to 10.5%	4,540,498

		$116,683,206

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 28, 2004	By:	/s/ Paula Labian
Paula Labian
National Vice President – Team Member Services
Whole Foods Market, Inc.